Exhibit 21

Subsidiaries Of The Company

OSI Electronics, Inc.	Hawthorne, California
OSI Fibercomm, Inc.	Hawthorne, California
Osteometer MediTech USA, Inc.	Hawthorne, California
Rapiscan Security Products (U.S.A), Inc.	Hawthorne, California
UDT Sensors, Inc.	Hawthorne, California
Rapitec, Inc.	Walnut, California
Dolphin Medical, Inc.	Hawthorne, California
Ferson Optics, Inc.	Ocean Springs, Mississippi
Metorex Security Products, Inc.	Ewing, New Jersey
Advanced Micro Electronics AS	Norway
Corrigan Canada, Ltd.	Ontario, Canada
Metorex Security Products, Oy	Finland
Opto Sensors (Singapore) Pte. Ltd	Singapore
Opto Sensors (Malaysia) Sdn. Bhd.	Malaysia
Opto Sensors ~FSC, Inc.	U.S. Virgin Islands
Rapiscan Asia Pte. Ltd	Singapore
Rapiscan Consortium (M) Sdn. Bhd.	Malaysia
Rapiscan Security Products, Ltd.	United Kingdom
Centrovision	Newbury Park, California
Dolphin Pvt Lte,	Singapore
OSI Systems Pvt. Ltd.	India